EXHIBIT 3.1

FOURTH AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT

FOR KAISER VENTURES LLC

This Fourth Amendment (the “Amendment”) is made as of May 11th, 2011, to the Amended and Restated Operating Agreement of Kaiser Ventures LLC (the “Company”) dated as of July 10, 2001, limited liability company under the laws of the State of Delaware, with reference to the following facts:

A. The First Amendment to the Amended and Restated Operating Agreement effective as of January 1, 2002, created the Company’s Class C and D Units and defined, among other things, how and when distributions would be made on the Class C and D Units.

B. The purpose of this Amendment is to clarify that: (i) any payment received by members on account of their ownership of units in the Company whether made by the Company or as a result of a Transaction Event as defined herein (e.g., any merger, reorganization, tender offer or any other transaction) shall be deemed equivalent to the sale of the Company’s assets and shall be deemed to be an event that Monitized the MRC, the West Valley MRF and the Other Assets, as appropriate and applicable and shall also be used to determine the Aggregate Realized Value for purposes of calculating if any distribution is to be made on the Class C and D Units; and (ii) any Transaction Event shall be deemed a Monetized event and the Board of Managers in existence immediately prior to any such event shall make a good faith reasonable allocation among the assets of the Company as if they were sold for purposes of calculating any payment that may be due under the provisions of Paragraph 5.1(1); and (iii) in the event that consideration other than cash or readably marketable securities is to be received in a Transaction Event or in any other transaction pursuant to which a distribution could be made on the C and D Units, the Board of Managers in existence immediately prior to such event shall make a good faith reasonable determination of the fair market value of the consideration to be received.

NOW, THEREFORE, pursuant to the authority granted to it under the Operating Agreement of the Company dated as of July 10, 2001, and amended by: (i) the First Amendment to Amended and Restated Operating Agreement of the Company with an effective date of January 1, 2002; (ii) the Second Amendment to Amended and Restated Operating Agreement of the Company dated April 15, 2009; and (iii) the Third Amendment to Amended and Restated Operating Agreement of the Company dated November 3, 2010 (collectively the “Amended Operating Agreement”), the Board of Management has approved this Amendment to the Amended Operating Agreement.

1. DETERMINATION OF PAYMENTS UPON THE OCCURRENCE OF A TRANSACTION EVENT. A new Section 5. 4 to the Amended Operating Agreement is hereby adopted as follows:

5.4 A Transaction Event shall be deemed a Monetized event for the MRC, the West Valley MRF and all the Other Assets of the Company, as applicable. Upon the occurrence of a Transaction Event, the Board in existence immediately prior to such an event shall in good faith reasonably allocate the Monetized amount among the MRC, the West Valley MRF and the Other Assets (to the extent they still exist at the time of the deemed Monetization) for purposes of Section 5.1 (1) as applicable and appropriate. Additionally, upon a Transaction Event the Board in existence immediately prior to such event shall make a good faith reasonable determination of the Aggregate Realized Value for purposes of Section 5.1(2). For example, and by way of illustration, if there was a cash merger with the Company resulting in a payment of $3.00 per Class A Unit and there were 7,000,000 outstanding (including units that are to be issued upon conversion of Kaiser Ventures Inc. stock to Kaiser Ventures LLC Class A Units), there would be a Transaction Event and the Aggregate Realized Value for purposes of Paragraph 5.1(2) would be $21,000,000. Additionally, the MRC, the West Valley MRF and the Other Assets would be deemed Monetized for an aggregate value of $21,000,000 and the Board of Managers would in good faith reasonably allocate the total consideration among such three categories of assets for purposes of determining any payment that may be due under Paragraph 5.1(1).

In the event the consideration to be paid as a result of a Transaction Event or upon any event that Monetized the MRC, the West Valley MRF and/or other asset is other than cash or readily marketable securities, the Board of Managers in existence immediately prior to such event shall in good faith reasonably determine the fair market value of such consideration for purposes of the calculation of any amount distributable on the C and D Units.

2. ADDITIONAL DEFINITION – TRANSACTION EVENT. The Amended Operating Agreement shall be amended by the adoption of the following new definition:

“Transaction Event” shall mean: (i) a sale of or other transaction involving multiple assets or subsidiaries when there is an unallocated purchase price or other consideration; (ii) a sale of or other transaction involving a subsidiary or a controlling interest therein to a third-party; or (iii) a merger, consolidation, tender offer, acquisition or other transaction or series of transactions (other than a capital raising transaction conducted by the Company) which as a result a party alone or in concert with others owns or controls more than fifty percent (50%) of the issued and outstanding Class A Units of the Company.”

3. GOOD FAITH INTERPRETATION. The Board of Managers shall in good faith interpret and implement this Amendment to reflect the intent and purposes of this Amendment with regard to possible payments on the C and D units regardless of the form of a transaction or series of transactions.

4. AMENDED OPERATING AGREEMENT CONTROLS. Except as expressly set out in this Agreement, the terms of the Amended Operating Agreement will continue in effect and will govern the rights and obligation of the Class C Unit Members and the Class D Unit Members.

IN WITNESS WHEREOF, Kaiser Ventures LLC has executed this Amendment, effective as of the date written above.

KAISER VENTURES LLC

By:	/s/ Richard E. Stoddard
Richard E. Stoddard
President and CEO

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